Man Group USA Inc

Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com

02028377

March 1, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

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WEDNESDAY 27 FEBRUARY 2002

cc: PLC
BW
DB
MB.

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3000

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
27 February 2002

Man Group plc

Management Appointments at Man Investment Products

Man Group plc today announces the following senior appointments at Man Investment Products, its fast growing Asset Management business, which is a leader in the alternative investment markets.

Chris Chambers has been appointed Chief Executive Officer of Man Investment Products with effect from 1 March 2002, with global responsibility. Chris joins from Credit Suisse First Boston where he was European Head of Equity Capital Markets. He brings with him a wealth of experience in managing financial businesses on an international scale.

David Huyton has been appointed Chief Investment Officer for Man Investment Products. David has been on the board of Man Investment Products for six years and has had primary responsibility for the investment management function of AHL (Man Investment Product's flagship fund) since 1995. David has been employed by Man Group and its affiliated companies for 15 years.

Christoph Moller has been promoted to Chief Executive Officer of Man Investment Products Switzerland with additional responsibility for sales and marketing activities (excluding USA). Christoph has served on the board of Man Investment Products since 1995 and was previously Chief Operating Officer of Man Investment Products Switzerland.

Stanley Fink, Chief Executive Officer of Man Group, said today:

"The Group has seen rapid and sustained growth in Man Investment Products, our Asset Management business. We are delighted to have Chris Chambers join Man Investment Products as CEO, bringing his considerable financial services management experience into the Group. Together with the internal appointments we have announced today we have in place a strengthened team to deliver our plans to grow the business."

Enquiries

Man Group plc 0207 285 3000
Peter Clarke
David Browne

Gavin Anderson & Company 0207 457 2345
Chris Salt
Lindsey Harrison

Notes to Editors

Chris Chambers
Chris Chambers was a Managing Director at Credit Suisse First Boston and European Head of Equity Capital Markets, based in London. He has been one of the leading corporate broking practitioners in the London marketplace, and has advised clients in some of the largest UK corporate transactions. He joined CSFB

in 1997 when it acquired the equity franchise of BZW, where he had been a Director of Equity Capital Markets and Corporate Broking for some years, and was previously a senior executive in the institutional equity business.

About Man Investment Products
Man Investment Products, the Asset Management division of Man Group plc, is a world leader in the fast growing field of alternative investment products where it has a powerful market presence and a strategic position in providing structured hedge fund products to the private client sector and institutional investors. Man Investment Products has a track record dating back to 1983 and its operations cover the full spectrum of investment styles, product structuring and distribution. It has launched more than 200 investment vehicles for private investors and institutions and now has around US$ 10 billion under management.

About Man Group plc
Man Group is a leading global provider of alternative investment products as well as one of the world's largest futures brokers. The Group employs over 1,500 people in 13 countries, with key centres in London, Switzerland, New York, Chicago, Paris and Singapore. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a member of the FTSE 100 index. Further information on Man Group can be found at www.mangroupplc.com.

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